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                              March 31, 2023

       Feng Zhou
       Chief Executive Officer
       China SXT Pharmaceuticals, Inc.
       178 Taidong Rd North
       Taizhou Jiangsu, China

                                                        Re: China SXT
Pharmaceuticals, Inc.
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed July 18, 2022
                                                            File No. 001-38773

       Dear Feng Zhou:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Part I, page 1

   1. At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a British
Virgin Islands holding company with operations conducted by your subsidiaries and
through contractual arrangements with a variable interest entity (VIE)
                                                        based in China and that
this structure involves unique risks to investors. State, as you have on page 27, that these
contracts have not been tested in court. Explain whether the VIE structure is used to
provide investors with exposure to foreign investment in China-based companies where Chinese
law prohibits direct foreign investment in the operating
                                                        companies, and disclose
that investors may never hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory
                                                        authorities could
disallow this structure, which would likely result in a material change in your operations and/or
a material change in the value of your securities, including that it could cause the value
of your securities to significantly decline or become worthless.
 Feng Zhou
FirstName
China SXTLastNameFeng     Zhou
            Pharmaceuticals, Inc.
Comapany
March      NameChina SXT Pharmaceuticals, Inc.
       31, 2023
March2 31, 2023 Page 2
Page
FirstName LastName
         Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
2. Please revise page 1 to clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclsoure is referencing and which subsidiaries or entities are conducting the business operations, and make conforming revisions throughout as appropriate. Identify clearly the entity in which investors purchase their interest and the entitiy(ies) in which the company's operations are conducted. Disclose, as you have elsewhere, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations.

3.D. Risk Factors, page 2

3. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please state whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the Cyberspace Administration of China
(CAC) or any
         other governmental agency that is required to approve the VIE   s
operations. Revise your
         disclosure to explain how this oversight impacts your business and your securities, if at all, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
4. With respect to each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors, describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
ITEM 4. INFORMATION ON THE COMPANY, page 26

5. Disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or the VIEs are covered by permissions requirements from the Cyberspace Administration of China
(CAC) or any
         other governmental agency that is required to approve the VIE   s
operations. Please also
         describe the consequences to you and your investors if you, your subsidiaries, or the VIEs:
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
 Feng Zhou
China SXT Pharmaceuticals, Inc.
March 31, 2023
Page 3
6. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
Item 5. Operating and Financial Review and Prospectus
Consolidation, page 50

7. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please revise to provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the
         VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the
         VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Item 15. Controls and Procedures
(d) ChangesLastNameFeng
FirstName   in Internal Control
                           Zhouover Financial Reporting, page 85
Comapany
8.         NameChina
      We note that youSXT   Pharmaceuticals,
                        provided              Inc. under Item 15(d) of Form
20-F as of March
                                 your disclosures
March 31, 2021. Please
          2023 Page 3 revise your disclosures under this section to be as of March 31, 2022.
FirstName LastName
 Feng Zhou
FirstName
China SXTLastNameFeng     Zhou
            Pharmaceuticals, Inc.
Comapany
March      NameChina SXT Pharmaceuticals, Inc.
       31, 2023
March4 31, 2023 Page 4
Page
FirstName LastName
9. We also note that you have had material weaknesses in your internal control over financial reporting since 2019 that have not been remediated. Please revise to clarify what specific steps remain to be completed in your remediation plan. Also, revise to disclose how long you estimate it will take to complete your remediation plan and disclose any associated material costs that you have incurred or expect to incur. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tara Harkins at (202)-551-3639 or Lynn Dicker, Reviewing Accountant, at (202)-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Sprague Hamill at
(303)-844-1008 or Joe
McCann, Legal Branch Chief, at (202)-551-6262 with any other questions.




                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences